UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 20, 2004

HARRIS CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	1-3863	34-0276860
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1025 West NASA Blvd., Melbourne, FL	32919
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (321) 727-9100

No Change

(Former name or former address, if changed since last report.)

TABLE OF CONTENTS

Items 1.-11. Not applicable.

Item 12. <u>Results of Operations and Financial Condition.</u> The information contained herein and in the accompanying exhibit is being furnished and shall not be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document of Harris Corporation ("Harris"), whether made before or after the date hereof, except as shall be expressly set forth by specific reference in such a filing.

On January 20, 2004, Harris Corporation issued a press release announcing increased earnings per share guidance for fiscal year 2004, which ends on July 2, 2004, and a preliminary earnings estimate for its second quarter of fiscal 2004, which ended on January 2, 2004. A copy of the press release is furnished herewith as Exhibit 99.1 and is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HARRIS CORPORATION

By: /s/ Bryan R. Roub

Name: Bryan R. Roub
Title: Senior Vice President and
          Chief Financial Officer

January 20, 2004

EXHIBIT INDEX

Exhibit No. Under Regulation S-K, Item 601	Description
99.1	Press Release, dated January 20, 2004.